1 July 9, 2026 Attention: Business Editors VERSABANK ADDS NEW ECN CAPITAL SUBSIDIARY TO US STRUCTURED RECEIVABLE PROGRAM – New Partner Expected to Contribute at Least US$300 Million in Additional US SRP Fundings Annually – LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, digital asset technology and technology solutions for cybersecurity, today announced its wholly owned US subsidiary, VersaBank USA, has entered into an agreement with a wholly owned subsidiary of ECN Capital (the “ECN Subsidiary”), under which the ECN Subsidiary will utilize the Bank’s core Structured Receivable Program (“SRP”) in the United States. This is the second SRP program into which ECN Capital has entered with VersaBank in the United States. The ECN Subsidiary is expected to contribute at least US$300 Million in additional US SRP fundings annually with the initial funding expected in the coming weeks. VersaBank and ECN Capital believe the program could grow well beyond US$500 million per year in the future. “The addition of our new partner, an undisputed North American leader in originating and servicing high quality consumer loan assets, is further validation of the value and attractiveness of our Structured Receivable Program and the team we have built in the United States,” said David Taylor, Founder and President, VersaBank. “Building on the SRP, we are about to take its value proposition to a whole new level with an industry first real-time funding capability. This will enable partners such as ECN Capital to finance individual loans within just hours, thereby reducing the overall financing cost and the need for warehouse financing. This groundbreaking capability using our proprietary technology will accelerate our plan to establish VersaBank as a leading force of significant scale in the North American point-of-sale financing industry.” “VersaBank’s SRP is a unique and highly attractive source of funding, and we are thrilled to expand our relationship,” said Lawrence Krimker, Chief Executive Officer, ECN Capital. “As expected, the Bank’s SRP has been a tremendous benefit to our businesses since our engagement last year and we look forward to continuing to expand the relationship with VersaBank for many years to come.” ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in

2 Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota- based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD LOOKING STATEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward- looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486

3 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.